FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: January 1998

NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 27,1998			NEWCOURT CREDIT GROUP INC.
By: John P. Stevenson
Corporate Secretary




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Trading Symbol:	NCT           	Contact: John Sadler
Exchange Listings: Toronto             	Senior Vice President
               	  	Montreal            	Corporate Affairs
                 		New York           	 (416) 594-2400

Newcourt selected as lead international financing partner for US$1.1 billion toll highway in Israel

Toronto, Canada, January 26, 1998 - Newcourt Credit Group today announced that the Government of Israel has selected the Derech Eretz Consortium (DEC) as the preferred bidder to finance, design, build and operate an 86 km highway across central Israel between Gedera and Hadera around Tel Aviv. Newcourt is the lead arranger of international debt for DEC and played a key role in structuring the financing for the bid.

The financing for the project is a highly structured blend of institutional and bank funding involving bank debt, bonds and equity. Newcourt is the lead arranger and underwriter of the US$250 million private placement international financing and Israeli-based Bank Hapoalim is the lead arranger for the US$750 million domestic funds. The DEC members will be investing in excess of US$100 million of equity into the project.

"The Government of Israel's first priority was to have the lowest possible toll rate," said Warren Thomson, Managing Director of Newcourt's Public Sector financing group who was instrumental in structuring and negotiating the transaction. "The structure minimizes tolls and optimizes the use of the state-offered revenue guarantee."

DEC is an Isreali-based international consortium that includes the Canadian highway developer Canadian Highways International Corporation
(CHIC), which is an equal partnership of four leading companies: AGRA Monenco Inc., Armbro Construction Ltd., BFC Construction Corporation and Dufferin Construction Company, a division of St. Lawrence Cement Inc.

"This project builds on Newcourt's strategic alliance with CHIC, formed in 1996 with Canada's first privately financed toll road, Highway 104 in Nova Scotia," noted Thomson. "With CHIC we have been able to transfer toll highway expertise developed in Canada to the international arena".

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"The Israeli highway is an example of the type of transaction that will be targeted with the combined strength and global reach of Newcourt and AT&T Capital," said David McKerroll, President of Newcourt Capital, Newcourt's Corporate Finance Unit. Newcourt announced the acquisition of AT&T Capital in December 1997 and closed the transaction January 12, 1998.

The combination of Newcourt Credit Group and AT&T Capital creates one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of C$29.2 billion (US$20.7 billion, L12.2 billion) at September 30, 1997, and a global distribution capability in 24 countries.


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